UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D
                  Under the Securities Exchange Act of 1934

                   Name of Issuer: Xpedite Systems, Inc.

            Title of Class of Securities: Common Stock, $.01 par value

                             CUSIP No. 893929100

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                             Daniel N. Sang, Esq.,
                           c/o Paulson & Co., Inc.
                 277 Park Avenue, New York, New York 10172
                              (212) 350-5151

             (Date of Event Which Requires Filing Of This Statement)

                               October 31, 1997

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the
following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 893929100

1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

Paulson & Co. Inc.

2. Check the appropriate box if a member of a group:  a. [ X ]     b. [  ]

3.  SEC Use Only

4.  Source of Funds
OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power: 0

8.  Shared Voting Power: 862,660

9.  Sole Dispositive Power: 0

10.  Shared Dispositive Power: 862,660

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

862,660

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

9.6%

14.  Type of Reporting Person

CO


CUSIP No.: 893929100

1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

Paulson International Ltd.

2. Check the appropriate box if a member of a group:  a. [ X ]     b. [  ]

3.  SEC Use Only

4.  Source of Funds
OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization:  Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power: 0

8.  Shared Voting Power:  640,950

9.  Sole Dispositive Power:

10.  Shared Dispositive Power:  640,950

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

640,950

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

7.1%

14.  Type of Reporting Person

CO


ITEM 1.  SECURITY AND ISSUER

The title and class of equity securities to which this statement relates is:

Common Stock, $.01 par value ("the Shares"), of Xpedite Systems, Inc. ("the Issuer"). The Issuer's principal executive office is at 446 Highway 35, Eatontown, New Jersey, 07724.


ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed on behalf of Paulson & Co. Inc. and Paulson International Ltd. Paulson & Co. Inc. is referred to herein as "PCI", Paulson International as "PIL", and PCI and PIL together as "the Reporting Persons".

PCI is a Delaware corporation and investment management firm formed to provide investment advisory services, and manage or act as the general partner of private investment firms, investment partnerships and similar investment vehicles. PIL is a Cayman Islands corporation principally engaged in the investment of securities. PCI is the investment manager of PIL, and is also the general partner of Paulson Partners, L.P. ("PP"), a Delaware limited partnership. PCI, in addition, oversees, manages and has discretion over certain managed accounts ("the managed accounts"). PCI expressly disclaims equitable ownership of and pecuniary interest in the Shares respectively owned by PP, PIL or the managed accounts.

PCI has as its sole shareholder John Paulson. Mr. Paulson's principal occupation is serving as president of PCI and his business address is at 277 Park Avenue, New York, New York 10172. Mr. Paulson is a citizen of the United States.

PCI's business address is at 277 Park Avenue, New York, NY 10172.
PIL's business address is c/o Maples & Cadler, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

During the last five years, none of the above persons or entities (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) been party to a civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

As of the date hereof, PCI is deemed to beneficially own 862,660 Shares. All 862,660 Shares are held either by PP, PIL or the managed accounts overseen by PCI. All the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of $19,386,482, or an average price of $22.47 per share. The funds to purchase the Shares come from the working capital of PP, PIL or the managed accounts, with such working capital including the proceeds of margin loans entered into in the ordinary course of business with Bear Stearns & Co. ("Bear Stearns").

As of the date hereof, PIL is deemed to beneficially own 640,950 Shares. All 640,950 shares were purchased in open market transactions, with an aggregate purchase price of $14,404,013, or an average price of $22.47 per share. The funds to purchase such Shares come from the working capital of PIL, with such working capital including the proceeds of margin loans entered into in the ordinary course of business with Bear Stearns.


ITEM 4. PURPOSE OF TRANSACTIONS

The Shares deemed to be beneficially owned by PCI and PIL were acquired for, and are being held for, investment purposes. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. Depending upon market conditions and other factors that they may deem material, the Reporting Persons may purchase additional Shares, or may dispose of all or a portion of the Shares that they are now deemed to beneficially own or may hereafter acquire. PCI, on behalf of PIL, PP or the managed accounts, reserves the right to communicate with management, other shareholders of the Issuer, and other parties regarding merger or change of control proposals presently being considered by the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

As of the date hereof, PCI, by virtue of its management of PP, PIL, and managed accounts, is deemed to be the beneficial owner of 862,660 Shares. Based on the Issuer's filing on Form 10-Q on August 14, 1997, as of August 8, 1997, there were 8,987,483 Shares outstanding. Therefore, PCI may be deemed to beneficially own 9.6% of the outstanding Shares.

PIL by itself is deemed to be the beneficial owner of 640,950 Shares. Based on the Issuer's filing on Form 10-Q on August 14, 1997, PIL may be deemed to beneficially own 7.1% of the Issuer's outstanding Shares. Neither PP nor the managed accounts by themselves own more than 5% of the outstanding Shares.

PCI has the sole power to vote, direct the vote, dispose of or direct the disposition of all the Shares that it, PIL , PP or the managed accounts are deemed to beneficially own. All the transactions in the Shares effected by PCI on behalf of PIL, PP and the managed accounts in the sixty days prior to October 31, 1997 through the date of this filing were effected in open market transactions and are set forth below:

                                                     Price Per Share
DateShares          Purchased or (Sold)             (excluding commission)

10/3/97                 (35,000)                           $22.25
10/29/97                  5,000                            $21.50
10/30/97                  5,000                            $21.25
10/31/97                100,000                            $24.63
10/31/97                 15,000                            $24.06
10/31/97                 25,000                            $24.50
10/31/97                 27,500                            $24.00
11/3/97                     860                            $24.56
11/4/97                  20,000                            $25.00
11/4/97                  25,000                            $25.00
11/4/97                  25,000                            $25.13
11/5/97                 100,000                            $27.50
11/5/97                  25,000                            $27.50
11/5/97                  25,000                            $27.25
11/5/97                  25,000                            $27.38
11/5/97                  25,000                            $27.25


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as set forth above, the Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Shares.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.


SIGNATURE

The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Paulson & Co. Inc.

/s/ John A. Paulson
By:________________
		 John A. Paulson


Paulson International Ltd.

/s/ John A. Paulson
By:_________________
   John A. Paulson


November 7, 1997